RidgeWood Bottle & Tap

Profit and Loss

January - December 2022

	TOTAL
Income	
Square Income	1,267,407.53
Tips Received	203,681.25
Total Income	**$1,471,088.78**
Cost of Goods Sold	
Apparel	3,511.47
Beer, Wine & Cider	417,429.32
Cost of Goods Sold	59,669.26
Glasswares	2,003.82
Total Cost of Goods Sold	**$482,613.87**
GROSS PROFIT	**$988,474.91**
Expenses	
Advertising & Marketing	1,748.66
Amortization	1,555.00
Bank Charges & Fees	187.66
Cash Over/Short	78.71
Charitable Contributions and Sponsorships	3,170.00
Contractors	17,105.00
Depreciation	65,507.00
Dues and Subscriptions	3,038.10
Equipment Expense	15,868.82
Glassware Expense	8,458.81
Guaranteed Payments to Partners	
Alex Rosinbum	32,582.89
Alex Rosinbum Health Insurance	4,665.00
Alex Rosinbum Tips	50,295.67
Robin Warma	61,423.55
Robin Warma Bonus	15,000.00
Robin Warma Tips	15,117.19
Total Guaranteed Payments to Partners	**179,084.30**
Insurance	13,448.00
Interest Paid	679.65
Legal & Professional Services	
Accounting	7,242.31
Total Legal & Professional Services	**7,242.31**
Meals & Entertainment	3,028.05
Occupancy	
Rent & Lease	78,132.33
Utilities	30,325.69
Total Occupancy	**108,458.02**
Office Supplies & Software	5,123.74

RidgeWood Bottle & Tap

Profit and Loss

January - December 2022

	TOTAL
Payroll Expenses	
Employer Taxes	21,916.03
Health Insurance	859.32
PTO	1,055.25
Tips	145,583.61
Wages	78,791.64
Total Payroll Expenses	**248,205.85**
Repairs & Maintenance	24,226.21
Signage Expense	5,162.35
Sprinter Van Monthly Payment	7,042.36
Square Fees	42,366.77
Taxes & Licenses	9,579.50
Travel	1,793.23
Total Expenses	**$772,158.10**
NET OPERATING INCOME	**$216,316.81**
Other Income	
Credit Card Rebate	404.27
ERC Tax Credit	15,234.09
Total Other Income	**$15,638.36**
NET OTHER INCOME	**$15,638.36**
NET INCOME	**$231,955.17**

RidgeWood Bottle & Tap

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
B of A Tax Savings 5207	4,115.87
BOA Tax Savings 2890	2,000.00
Business Advantage Chk - 0900 (0900)	65,185.16
Petty Cash	397.62
Square Cash	419.04
Total Bank Accounts	**$72,117.69**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Food Truck	29,000.00
Inventory Asset	45,033.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$74,033.00**
Total Current Assets	**$146,150.69**
Fixed Assets	
Accumulated Depreciation	-305,225.49
Equipment	107,215.42
Furniture & Fixtures	21,566.89
Glassware	0.00
Leasehold Improvements	135,215.62
Signage	15,108.31
Sprinter Van	59,376.46
Total Fixed Assets	**$33,257.21**
Other Assets	
Accumulated Amortization	-4,148.10
Escrow Deposit-Property Purchase	70,000.00
Start Up Expenses	23,334.81
Total Other Assets	**$89,186.71**
TOTAL ASSETS	**$268,594.61**

RidgeWood Bottle & Tap

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
Amex CC1 Stuart 73000	3,897.15
Amex CC2 Robin 71012	2,825.09
Total American Express	**6,722.24**
BoA Credit Card	0.00
BoA CC1 Stuart 6759	752.96
BoA CC2 Robin 4061	249.26
Total BoA Credit Card	**1,002.22**
Total Credit Cards	**$7,724.46**
Other Current Liabilities	
EIDL Loan	0.00
Loan from Stuart Faris	5,483.72
Sales Tax Payable	8,602.38
Sprinter Van Liability	51,339.92
Square Gift Card	11,959.75
Square Sales Tax Payable	0.00
Square Tips	0.00
Total Other Current Liabilities	**$77,385.77**
Total Current Liabilities	**$85,110.23**
Total Liabilities	**$85,110.23**
Equity	
Owner's Equity - Robin Warma	145,000.00
Owner's Equity-ZPRW	145,000.00
Partner Distribution-Robin Warma	-249,000.00
Partner Distributions-ZPRW	
Partner Distributions-ZPRW Faris 70%	-172,900.00
Partner Distributions-ZPRW Lavaris 10%	-24,700.00
Partner Distributions-ZPRW Ritums 10%	-24,700.00
Partner Distributions-ZPRW Rosinbum 10%	-24,700.00
Total Partner Distributions-ZPRW	**-247,000.00**
Retained Earnings	159,529.21
ZPRW Expense	-2,000.00
Net Income	231,955.17
Total Equity	**$183,484.38**
TOTAL LIABILITIES AND EQUITY	**$268,594.61**

RidgeWood Bottle & Tap

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	232,531.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-694.20
Food Truck	-29,000.00
Uncategorized Asset	0.00
Accumulated Depreciation	65,507.00
Equipment	-39,387.70
Accumulated Amortization	1,555.00
Escrow Deposit-Property Purchase	-70,000.00
American Express	0.00
American Express:Amex CC1 Stuart 73000	479.13
American Express:Amex CC2 Robin 71012	-1,559.52
BoA Credit Card	0.00
BoA Credit Card:BoA CC1 Stuart 6759	203.29
BoA Credit Card:BoA CC2 Robin 4061	-534.21
Loan from Stuart Faris	5,483.72
Sales Tax Payable	8,602.38
Sprinter Van Liability	51,339.92
Square Gift Card	3,429.44
Square Sales Tax Payable	-8,608.32
Square Tips	58.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-13,125.51**
Net cash provided by operating activities	**$219,406.15**
INVESTING ACTIVITIES	
Sprinter Van	-59,376.46
Net cash provided by investing activities	**$ -59,376.46**
FINANCING ACTIVITIES	
Owner's Equity - Robin Warma	10,000.00
Owner's Equity-ZPRW	10,000.00
Partner Distribution-Robin Warma	-125,000.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Faris 70%	-87,500.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Lavaris 10%	-12,500.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Ritums 10%	-12,500.00
Partner Distributions-ZPRW:Partner Distributions-ZPRW Rosinbum 10%	-12,500.00
Net cash provided by financing activities	**$ -230,000.00**
NET CASH INCREASE FOR PERIOD	**$ -69,970.31**
Cash at beginning of period	142,088.00
CASH AT END OF PERIOD	**$72,117.69**